UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Bradesco

Material Fact

Minutes of the Special Meeting #1,923, of January 29, 2015

of Banco Bradesco S.A.’s Board of Executive Officers

CNPJ (Corporate Taxpayer’s ID) #60.746.948/0001-12

NIRE (Companies Registration Number) #35.300.027.795.

The members of the Company’s Board of Executive Officers were called together on the 29th day of the month of January 2015, at 7 a.m., at the corporate head office, Núcleo Cidade de Deus, 4o andar, Prédio Vermelho, Vila Yara, Osasco, SP, under the chairmanship of Mr. Luiz Carlos Trabuco Cappi. Messrs. Maurício Machado de Minas, Alfredo Antônio Lima de Menezes and André Marcelo da Silva Prado were absent, on vacation. During the meeting, the Officers resolved to submit to the Board of Directors, in a meeting to be held on February 9, 2015, the following proposal:

“Board of Executive Officers’ proposal to be submitted to the approval of Banco Bradesco S.A.’s Board of Directors in a Meeting to be held on February 9, 2015

Messrs. Directors,

We propose the payment of dividends to the Company’s shareholders, complementing the amounts already distributed to shareholders, related to the year 2014, in the amount of R$630,572,371.85, consisting of R$0.143153921 per common share and R$0.157469313 per preferred share.

The shareholders registered in the Company’s records on February 9, 2015 (declaration date) will be benefited. The Company’s shares will be traded “ex-right” on dividends from February 10, 2015 on.

The payment will be made on March 6, 2015 by the declared amount, with no Withholding Income Tax, under the terms of the Article 10 of Law # 9,249/95.

The dividends related to the shares held in custody at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange) will be paid to the referred BM&FBOVESPA S.A., which will transfer them to the shareholders through the custody agents.

Taking into consideration the complementary dividends now proposed, the interest and dividends distributed to shareholders, related to the year 2014, total R$5,054,579,977.10.”

There being no further matters to be discussed, the meeting was adjourned and these Minutes were drawn up, which the present Board Members sign. ss) Luiz Carlos Trabuco Cappi, Domingos Figueiredo de Abreu, Aurélio Conrado Boni, Sérgio Alexandre Figueiredo Clemente, Marco Antonio Rossi, Alexandre da Silva Glüher, Josué Augusto Pancini, André Rodrigues Cano, Luiz Carlos Angelotti, Marcelo de Araújo Noronha, Nilton Pelegrino Nogueira, Luiz Fernando Peres, Altair Antônio de Souza, Denise Pauli Pavarina, Moacir Nachbar Junior and Octavio de Lazari Junior.

Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 2, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.